§240.13d-102 Schedule 13G—Information to be included in statements filed pursuant to §240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to §240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

Starboard Value Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

85521J109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85521J109	
(1) Names of reporting persons	Teacher Retirement System of Texas
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) X
(3) SEC use only	
(4) Citizenship or place of organization	Texas
Number of shares beneficially owned by each reporting person with:	
(5) Sole voting power	0
(6) Shared voting power	2,399,561
(7) Sole dispositive power	0
(8) Shared dispositive power	2,399,561
(9) Aggregate amount beneficially owned by each reporting person	2,399,561
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	
(11) Percent of class represented by amount in Row (9)	5.9%
(12) Type of reporting person (see instructions)	EP

Page 1 of 4 Pages

Item 1(a) Name of issuer: Starboard Value Acquisition Corp., a Delaware corporation (the "Issuer").

Item 1(b) Address of issuer's principal executive offices: 777 Third Avenue, 18th Floor, New York, New York 10017

Item 2.(a) Name of person filing: Teacher Retirement System of Texas

Item 2(b) Address or principal business office or, if none, residence: 1000 Red River Street, Austin, Texas 78701

Item 2(c) Citizenship: United States

Item 2(d) Title of class of securities: Class A common stock, par value $0.0001 per share ("Class A Common Stock")

Item 2(e) CUSIP No.: 85521J109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

   (e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

   (f) [X] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

   (g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

   (k) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

       (a) Amount beneficially owned: As of the close of business on December 31, 2020, Teacher Retirement System of Texas owned 2,399,561 shares of the Issuer's Class A Common Stock. Each unit consists of one share of the Issuer's Class A Common Stock, one-sixth of one warrant and a contingent right to receive at least one-sixth of one warrant following the initial business combination redemption time under certain circumstances and subject to adjustment (as further described in the Issuer's prospectus dated September 9, 2020). Each whole warrant entitles the holder to purchase one share of the Issuer's Class A Common Stock. The Issuer's warrants will become exercisable on the later of 30 days after the completion of the Issuer's initial business combination and 12 months from the closing of the Issuer's initial public offering.

       (b) Percent of class: As of the close of business on December 31, 2020, Teacher Retirement System of Texas may be deemed to have beneficially owned 2,399,561 shares of the Issuer's Class A Common Stock or 5.9% of the Issuer's Class A Common Stock outstanding, which percentage was calculated based on 40,423,453 shares of the Issuer's Class A Common Stock outstanding as of November 16, 2020, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2020 filed on November 16, 2020.

       (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote __0___.

(ii) Shared power to vote or to direct the vote __2,399,561___.

(iii) Sole power to dispose or to direct the disposition of __0___.

(iv) Shared power to dispose or to direct the disposition of __2,399,561___.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group.

<u>Not applicable</u>

Item 10. Certifications

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b) Not applicable

(c) Not applicable


Page 4 of 4 Pages

[Signature Page Follows]


Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021   /s/ Heather Traeger

                                                 Heather Traeger

                                                 General Counsel & Chief Compliance Officer